EXHIBIT 21.1

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

Chart of Subsidiaries

Company	State of Incorporation

American Tire Distributors Holdings, Inc.	Delaware
American Tire Distributors, Inc.	Delaware
Am-Pac Tire Dist. Inc.	California
Tire Pros Francorp	California
Tire Wholesalers, Inc.	Washington
ATD Acquisition Co. III	Delaware